Exhibit 99.1

China Zenix Auto International Limited Announces

Financial Results for the Second Quarter of 2015

ZHANGZHOU, China, August 19, 2015 – China Zenix Auto International Limited (NYSE: ZX) (“Zenix Auto” or “the Company”), the largest commercial vehicle wheel manufacturer in China in both the aftermarket and OEM market by sales volume, today announced its unaudited financial results for the second quarter and first six months ended June 30, 2015.

Financial Highlights

Second Quarter of 2015

•	Revenue of RMB657.4 million (US$106.0 million) compared with RMB959.7 million in the 2014 second quarter;

•	Gross margin of 14.0%;

•	Net loss and total comprehensive loss for the period was RMB14.1 million (US$2.3 million) with loss per ADS of RMB0.27 (US$0.04);

•	Net cash flow from operations was RMB34.4 million (US$5.6 million).

First Six Months of 2015

•	Revenue of RMB1,379.7 million (US$222.5 million) compared with RMB1,855.8 million in the first six months of 2014;

•	Gross margin of 13.9%;

•	Net loss and total comprehensive loss for the period was RMB13.3 million (US$2.1 million) with loss per ADS of RMB0.26 (US$0.04);

•	Net cash flow from operations was RMB163.6 million (US$26.4 million);

•	Bank balances and cash and fixed bank deposits with maturity period over three months totaled RMB974.2 million (US$157.1 million).

Mr. Junqiu Gao, Deputy CEO and Chief Sales and Marketing Officer of Zenix Auto, commented, “China’s GDP growth slowed to 7.0% in the first half of 2015 as investment in infrastructure and real estate remained tepid. As a result, trucks unit sales slumped 16.8% year-over-year, which negatively impacted our sales for the period. Amid a particularly challenging market environment, we continued to adjust product pricing to gain additional market share. Our unit sales in the OEM market were down 17.3% year-over-year while unit sales in the heavy-duty trucks market were down 31.1% from last year. Our unit sales in the aftermarket were down 13.3% year-over-year while unit sales in the overseas market increased by 6.3%.”

Mr. Martin Cheung, CFO of Zenix Auto, commented, “In the first six months of 2015, we generated positive cash flow from operations of RMB163.6 million (US$26.4 million) and continued to increase our cash balance. The current stock price does not reflect the strength of our cash generating capability, our solid balance sheet and our leadership in China’s commercial vehicle wheel market.”

2015 Second Quarter Results

Revenue for the second quarter ended June 30, 2015, was RMB657.4 million (US$106.0 million) compared with RMB959.7 million for the second quarter of 2014.

Aftermarket sales in China decreased by 36.3% year-over-year to RMB300.3 million (US$48.4 million) in the second quarter of 2015 compared with RMB471.4 million in the second quarter of 2014. The year-over-year sales decline in the second quarter of 2015 was mainly attributable to pricing and volume decreases as a result of slowing aftermarket demand.

Sales to the Chinese OEM market decreased by 33.5% year-over-year to RMB226.5 million (US$36.5 million) in the second quarter of 2015 compared with RMB340.7 million in the second quarter of 2014. The year-over-year sales decrease in the second quarter of 2015 was mainly attributable to lower truck sales and pricing decrease.

International sales decreased by 11.6% year-over-year to RMB130.6 million (US$21.1 million) in the second quarter of 2015 compared with RMB147.7 million in the second quarter of 2014. The year-over-year sales decrease in the second quarter of 2015 was mainly due to lower selling prices despite higher unit sales as a result of depreciating RMB and competitive pricing.

In the second quarter of 2015, domestic aftermarket sales, domestic OEM sales and international sales contributed 45.7%, 34.4% and 19.9% of revenue, respectively.

Tubed steel wheel sales accounted for 57.6% of 2015 second quarter revenue compared with 58.3% in the same quarter of 2014. Tubeless steel wheel sales represented 36.9% of second quarter revenue compared with 37.2% in the same quarter of 2014. Tubed and tubeless steel wheel sales remain the main sources of revenue for the Company.

Second quarter gross profit was RMB92.1 million (US$14.9 million), compared with RMB192.2 million in the same quarter of 2014. Gross margin was 14.0% compared with 20.0% in the second quarter of 2014, but up from 13.7% in the first quarter of 2015. The year-over-year decline in gross margin was mainly attributable to lower selling prices for wheels that outpaced the decline in raw material costs.

Selling and distribution costs decreased by 11.3% year-over-year to RMB62.3 million (US$10.0 million) in the second quarter of 2015 compared with RMB70.2 million in the second quarter of 2014. Lower selling and distribution costs resulted primarily from decreased transportation costs and lower personnel expenses as sales declined. As a percentage of revenue, selling and distribution costs were 9.5% compared with 7.3% in the same quarter a year ago.

Research and development (“R&D”) expenses were RMB13.6 million (US$2.2 million) compared with RMB24.1 million in the second quarter of 2014. R&D expenses as a percentage of revenue were 2.1% in the second quarter of 2015 compared with 2.5% in last year’s second quarter.

Administrative expenses were RMB32.3 million (US$5.2 million) in the second quarter of 2015 compared with RMB36.3 million in the same quarter of 2014. The year-over-year decrease in administrative expenses was mainly due to a decline in staff costs and office expenses. As a percentage of revenue, administrative expenses were 4.9% in the second quarter of 2015 compared with 3.8% in the same quarter of 2014.

Net loss and total comprehensive loss for the second quarter of 2015 was RMB14.1 million (US$2.3 million) compared with profit and total comprehensive income of RMB52.4 million in the second quarter of 2014.

Basic and diluted loss per ADS in the second quarter of 2015 was RMB0.27 (US$0.04) compared with basic and diluted earnings per ADS of RMB1.01 in the second quarter of 2014.

In the second quarter of 2015, the Company recorded cash inflows from operating activities of RMB34.4 million (US$5.6 million). Capital expenditures for the purchase of property, plant and equipment in the second quarter were RMB2.2 million (US$0.3 million). Deposits paid for acquisition of property, plant and equipment in the second quarter were RMB18.6 million (US$3.0 million).

During the second quarter of 2015 and 2014, the weighted average number of ordinary shares was 206.5 million and the weighted average number of ADSs was 51.6 million.

2015 First Six Months Results

Revenue for the first six months ended June 30, 2015, was RMB1,379.7 million (US$222.5 million) compared with RMB1,855.8 million in the first six months of 2014.

Aftermarket sales declined by 28.6% to RMB657.5 million (US$106.0 million) in the first six months of 2015, and represented 47.7% of total six-month revenue. Sales to the Chinese OEM market decreased by 30.2% to RMB453.0 million (US$73.1 million) and represented 32.8% of revenue. International sales decreased by 5.7% to RMB269.2 million (US$43.4 million) compared with the same period last year, and represented 19.5% of revenue.

Tubed steel wheel sales for the first six months ended June 30, 2015, declined by 26.5% compared with the same period in 2014 and comprised 57.4% of revenue. Tubeless steel wheel sales decreased by 26.1% from the same period a year ago and comprised 37.4% of revenue.

Gross profit for the first six months ended June 30, 2015, was RMB191.3 million (US$30.9 million) compared with RMB375.1 million during the same period in 2014. Gross margin was 13.9% compared with 20.2% in the same period last year. Loss before taxation was RMB15.9 million (US$2.6 million), compared with profit before taxation of RMB126.9 million during the first six months of 2014.

Net loss and total comprehensive loss for the first six months ended June 30, 2015, was RMB13.3 million (US$2.1 million) compared with profit and total comprehensive income of RMB105.2 million during the same period in 2014. Basic and diluted loss per ordinary share and per ADS for the first six months ended June 30, 2015, were RMB0.06 (US$0.01) and RMB0.26 (US$0.04), respectively.

As of June 30, 2015, Zenix Auto had bank balances and cash of RMB714.2 million (US$115.2 million) and fixed bank deposits with a maturity period over three months of RMB260.0 million (US$41.9 million). Bank borrowings were RMB558.0 million (US$90.0 million). Total equity attributable to owners of the Company was RMB2,578.7 million (US$415.9 million).

For the first six months ended June 30, 2015, the Company recorded cash inflows from operating activities of RMB163.6 million (US$26.4 million). Capital expenditures for the purchase of property, plant and equipment in the first six months were RMB11.7 million (US$1.9 million). Deposits paid for acquisition of property, plant and equipment in the first six months were RMB35.4 million (US$5.7 million).

Conference Call Information

The Company will host a conference call, to be simultaneously webcast, on Wednesday, August 19, 2015 at 8:00 a.m. ET/8:00 p.m. Beijing Time. Interested parties may participate in the conference call by dialing +1-877-407-0782 (U.S. Toll Free) or +1-201-689-8567 (International). Please dial in five minutes before the call start time and ask to be connected to the “China Zenix Auto” conference call.

In addition, the conference call will be broadcast live over the Internet at: http://www.investorcalendar.com/IC/CEPage.asp?ID=174249

Please go to the web site at least 15 minutes early to register, download and install any necessary software.

A telephone replay of the call will be available after the conclusion of the conference call through 11:59 P.M. ET on September 19, 2015. The dial-in details for the replay are: U.S. Toll Free Number +1-877-660-6853, International dial-in number +1-201-612-7415 using Conference ID “13616450” to access the replay.

Exchange Rate Information

The United States dollar (US$) amounts disclosed in this press release are presented solely for the convenience of the reader. All translations from RMB to U.S. dollars are made at a rate of RMB6.2000 to US$1.00, the effective noon buying rate as of June 30, 2015 in The City of New York for cable transfers of RMB as set forth in H.10 weekly statistical release of the Federal Reserve Board. The percentages stated are calculated based on RMB amounts.

About China Zenix Auto International Limited

China Zenix Auto International Limited is the largest commercial vehicle wheel manufacturer in China in both the aftermarket and OEM market by sales volume. With a large intellectual property portfolio, the Company offers more than 510 series of tubed steel wheels, tubeless steel wheels, and off-road steel wheels in the aftermarket and OEM markets in China and internationally. The Company’s customers include large PRC commercial vehicle manufacturers, and it also exports products to over 80 distributors in more than 30 countries worldwide. With five large, strategically located manufacturing facilities in multiple regions across China, the Company has an aggregate annual production capacity of approximately 15.5 million units of steel wheels as of June 30, 2015. For more information, please visit: www.zenixauto.com/en.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. The Company may make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these risks is included in our filings with the SEC. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of the press release, and the Company undertakes no duty to update such information, except as required under applicable law.

For more information, please contact

Investor Contact:

Kevin Theiss

Grayling

Tel: +1-646-284-9409

Email: zx@grayling.com

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China Zenix Auto International Limited

Unaudited Condensed Consolidated Statements of Profit or Loss and Other Comprehensive Income

For the three months ended June 30, 2015 and 2014

(RMB and US$ amounts expressed in thousands, except number of shares and ADSs and per share data)

	2014 Q2	2015 Q2	2015 Q2
	RMB’ 000	RMB’ 000	US$’ 000

Revenue	959,739	657,385	106,030
Cost of sales	(767,560)	(565,265)	(91,172)

Gross profit	192,179	92,120	14,858
Other operating income	5,613	2,471	399
Net exchange gain	1,553	1,412	228
Selling and distribution costs	(70,237)	(62,284)	(10,046)
Research and development expenses	(24,060)	(13,567)	(2,188)
Administrative expenses	(36,344)	(32,251)	(5,202)
Finance costs	(3,959)	(3,423)	(552)

Profit (loss) before taxation	64,745	(15,522)	(2,503)
Income tax (expense) credit	(12,385)	1,433	231

Profit (loss) and total comprehensive income (loss) for the period	52,360	(14,089)	(2,272)

Earnings (loss) per share
Basic	0.25	(0.07)	(0.01)
Diluted	0.25	(0.07)	(0.01)

Earnings (loss) per ADS
Basic	1.01	(0.27)	(0.04)
Diluted	1.01	(0.27)	(0.04)

Shares	206,500,000	206,500,000	206,500,000
ADSs	51,625,000	51,625,000	51,625,000

China Zenix Auto International Limited

Unaudited Condensed Consolidated Statements of Profit or Loss and Other Comprehensive Income

For the first six months ended June 30, 2015 and 2014

(RMB and US$ amounts expressed in thousands, except number of shares and ADSs and per share data)

	Six Months Ended June 30,
	2014	2015	2015
	RMB’ 000	RMB’ 000	US$’ 000

Revenue	1,855,790	1,379,662	222,526
Cost of sales	(1,480,672)	(1,188,382)	(191,675)

Gross profit	375,118	191,280	30,851
Other operating income	11,445	6,992	1,128
Net exchange gain	1,952	3,462	558
Selling and distribution costs	(135,814)	(120,615)	(19,454)
Research and development expenses	(44,059)	(23,342)	(3,765)
Administrative expenses	(73,094)	(67,155)	(10,831)
Finance costs	(8,642)	(6,480)	(1,045)

Profit (loss) before taxation	126,906	(15,858)	(2,558)
Income tax (expense) credit	(21,672)	2,544	410

Profit (loss) and total comprehensive income (loss) for the period	105,234	(13,314)	(2,148)

Earnings (loss) per share
Basic	0.51	(0.06)	(0.01)
Diluted	0.51	(0.06)	(0.01)

Earnings (loss) per ADS
Basic	2.04	(0.26)	(0.04)
Diluted	2.04	(0.26)	(0.04)

Shares	206,500,000	206,500,000	206,500,000
ADSs	51,625,000	51,625,000	51,625,000

China Zenix Auto International Limited

Unaudited Condensed Consolidated Statements of Financial Position

(RMB and US$ amounts expressed in thousands)

	December 31, 2014	June 30, 2015	June 30, 2015
	RMB’000	RMB’000	US$’ 000
ASSETS
Current Assets
Inventories	382,067	429,481	69,271
Trade and other receivables and prepayments	921,653	699,632	112,844
Prepaid lease payments	9,425	9,425	1,520
Pledged bank deposits	59,100	56,600	9,129
Fixed bank deposits with maturity period over three months	260,000	260,000	41,935
Bank balances and cash	556,990	714,154	115,186

Total current assets	2,189,235	2,169,292	349,885

Non-Current Assets
Property, plant and equipment	1,525,567	1,520,560	245,252
Prepaid lease payments	395,299	390,587	62,998
Deposits paid for acquisition of property, plant and equipment	1,590	1,965	317
Deferred tax assets	4,356	9,908	1,598
Intangible assets	17,000	17,000	2,742

Total non-current assets	1,943,812	1,940,020	312,907

Total assets	4,133,047	4,109,312	662,792

EQUITY AND LIABILITIES
Current Liabilities
Trade and other payables and accruals	938,251	873,473	140,883
Taxation payable	1,063	491	79
Amount due a shareholder	5,507	9,476	1,528
Bank borrowings	508,000	558,000	90,000

Total current liabilities	1,452,821	1,441,440	232,490

Deferred income	10,088	9,690	1,563
Deferred tax liabilities	78,077	79,435	12,812

Total non-current liabilities	88,165	89,125	14,375

Total liabilities	1,540,986	1,530,565	246,865

EQUITY
Share capital	136	136	22
Paid in capital	392,076	392,076	63,238
Reserves	2,199,849	2,186,535	352,667

Total equity attributable to owners of the Company	2,592,061	2,578,747	415,927

Total equity and liabilities	4,133,047	4,109,312	662,792

China Zenix Auto International Limited

Unaudited Condensed Consolidated Statement of Cash Flows

For the three months ended June 30, 2015

(RMB and US$ amounts expressed in thousands)

	Three Months Ended June 30, 2015
	RMB’ 000	US$’ 000
OPERATING ACTIVITIES
Loss before taxation	(15,522)	(2,504)
Adjustments for:
Amortization of prepaid lease payments	2,356	380
Depreciation of property plant and equipment	31,531	5,086
Release of deferred income	(199)	(32)
Finance costs	3,423	552
Interest income	(3,913)	(631)

Operating cash flows before movements in working capital	17,676	2,851
Increase in inventories	(78,561)	(12,671)
Decrease in trade and other receivables and prepayments	121,624	19,617
Decrease in trade and other payables and accruals	(28,198)	(4,548)

Cash generated from operations	32,541	5,249
Interest received	3,041	490
PRC income tax paid	(1,159)	(187)

NET CASH FROM OPERATING ACTIVITIES	34,423	5,552

INVESTING ACTIVITIES
Purchase of property, plant and equipment	(2,197)	(354)
Withdrawal of pledged bank deposits	1,500	242
Placement of pledged bank deposits	(200)	(32)
Proceeds on disposal of property, plant and equipment	50	8
Deposits paid for acquisition of property, plant and equipment	(18,618)	(3,003)
Placement of fixed bank deposits with maturity periods over three months	(50,000)	(8,065)
Withdrawal of fixed bank deposits with maturity periods over three months	50,000	8,065

NET CASH USED IN INVESTING ACTIVITIES	(19,465)	(3,139)

FINANCING ACTIVITIES
Interest paid	(8,180)	(1,319)
Advance from a shareholder	2,105	340

NET CASH USED IN FINANCING ACTIVITIES	(6,075)	(979)

NET INCREASE IN CASH AND CASH EQUIVALENTS	8,883	1,434
Cash and cash equivalents at beginning of the year	705,109	113,727
Effect of foreign exchange rate changes	162	25

Cash and cash equivalents at end of the period	714,154	115,186

China Zenix Auto International Limited

Unaudited Condensed Consolidated Statement of Cash Flows

For the six months ended June 30, 2015

(RMB and US$ amounts expressed in thousands)

	Six Months Ended June 30, 2015
	RMB’ 000	US$’ 000
OPERATING ACTIVITIES
Loss before taxation	(15,858)	(2,558)
Adjustments for:
Amortization of prepaid lease payments	4,712	760
Depreciation of property plant and equipment	63,058	10,171
Release of deferred income	(398)	(64)
Finance costs	6,480	1,045
Interest income	(7,751)	(1,250)

Operating cash flows before movements in working capital	50,243	8,104
Increase in inventories	(47,414)	(7,647)
Decrease in trade and other receivables and prepayments	221,451	35,718
Decrease in trade and other payables and accruals	(66,578)	(10,738)

Cash generated from operations	157,702	25,437
Interest received	8,072	1,302
PRC income tax paid	(2,222)	(358)

NET CASH FROM OPERATING ACTIVITIES	163,552	26,381

INVESTING ACTIVITIES
Purchase of property, plant and equipment	(11,751)	(1,895)
Withdrawal of pledged bank deposits	5,400	871
Placement of pledged bank deposits	(2,900)	(468)
Proceeds on disposal of property, plant and equipment	50	8
Deposits paid for acquisition of property, plant and equipment	(35,430)	(5,715)
Placement of fixed bank deposits with maturity periods over three months	(260,000)	(41,935)
Withdrawal of fixed bank deposits with maturity periods over three months	260,000	41,935

NET CASH USED IN INVESTING ACTIVITIES	(44,631)	(7,199)

FINANCING ACTIVITIES
New bank borrowings raised	255,000	41,129
Repayment of bank borrowings	(205,000)	(33,065)
Interest paid	(15,975)	(2,577)
Advance from a shareholder	3,969	640

NET CASH FROM FINANCING ACTIVITIES	37,994	6,127

NET INCREASE IN CASH AND CASH EQUIVALENTS	156,915	25,309
Cash and cash equivalents at beginning of the period	556,990	89,837
Effect of foreign exchange rate changes	249	40

Cash and cash equivalents at end of the period	714,154	115,186